82-4700

LEADINGBRANDS

02034930

SUPPL

02 JUN 17 AM 11:30

Marilyn Kerzner
Phone (604) 214-9722, Ext 270
Email: mkerz@LBIX.com

June 14, 2002

U.S. Securities and Exchange Commission
By Fax: (202) 942-9624

Re: Leading Brands, Inc. – 2002 Annual General Meeting

This is to inform you that our AGM will be held on Tuesday August 27, 2002. The meeting will be held at 10:00 am in the Thurlow Room, BC Gas Centre, 1111 West Georgia Street, Vancouver BC.

We confirm the following significant information:

CUSIP#	52170U-10-8
Record Date:	July 10, 2002
Mailing Date:	July 18, 2002
Early Search Date:	June 14, 2002

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Please contact me if you need further information.

Yours truly,
LEADING BRANDS, INC.

Marilyn Kerzner
Director of Corporate Affairs

6/19

HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

June 14, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

Gentlemen:

Pursuant to Rule 12g3-2(b)(l)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following documents filed today to the Bolsa Mexicana de Valores:

1) Press Release dated June 13, 2002
2) Press Release dated June 14, 2002

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

HYLSAMEX

Call for an Extraordinary General Shareholders Meeting

The Board Directors of Hylsamex, S.A. de C.V. is calling the Company's shareholders to an extraordinary Meeting, which will take place at 9:30 AM on June 28, 2002 at its corporate offices to address the following matters:

1. Proposals by the Board of Directors related to the debt restructuring of Hylsamex, S.A. de C.V., its subsidiary Hylsa, S.A. de C.V. and other subsidiaries, which upon approval at the Meeting, will be effective upon the completion of the debt restructuring, that consists of:

   a. Increase the capital stock in its minimal portion, by up to Ps.3,500 million, to arrive at a total of Ps.5,893,924,407, through the issuance of additional stock, unsubscribed, ordinary, nominative, freely tradable and without par value that will be part of the existing Series "B", which is the only outstanding Series, by giving current stockholders of the Company a right of first preference to subscribe for the new shares in the same proportion to the shares currently held, within the time frame provided by Article 132 of the Mexican Corporations Law (the "Law").

   b. Approve that the subscription price of each share, which will be payable in full in Mexican currency at the time of the subscription, will be the higher of the following:

      i. Ps.9.83 per share (in accordance with Article 115 of the Law); or

      ii. 90% of its market price, resulting from the average closing price over the 30 days preceding one business day prior to the Meeting.

   c. Authorize that shares not initially subscribed or paid for by the shareholders would be offered to the shareholders that wish to subscribe them and to the creditors participating in the restructuring above referred, at a price determined by the Board of Directors, which will be no less than the initial subscription price. If the increase in capital stock is not subscribed for in full within the time frame provided by the Board of Directors (which will not exceed one year following the publication according to Article 132 of the Law), the capital stock will be increased only by the amount of subscriptions made and the unsubscribed shares will be cancelled *ipso facto*.

d. To empower the Board of Directors to adjust the text of Article 7 of the Company's By-laws, in relation to the above referenced proposals, once the increase in capital stock has been consummated.

2. Designation of delegates.

3. Reading and, as the case may be, approval of the Minutes of the Meeting.

In order to certify the right of attendance to the Meeting, the shareholders must be registered as such in the Shares Registry Book kept by the Company for that purpose and deposit their share certificates, either with the Office of the Secretary of the Company, with any credit institution within Mexico or with S.D. INDEVAL, S.A. de C.V. If the deposit is not made with the Secretary of the Company, the institution that receives it must issue the corresponding evidence and provide a counterpart thereof to the interested party and a copy to the Secretary of the Company.

Pursuant to Article 78 of the Mexican Securities Market Law, in the case of shares deposited with S.D. INDEVAL, S.A. de C.V., it shall be required that the depositor provide to the Secretary of the Company, in addition to the aforementioned deposit evidence, a list with the names or corporate names of the holders of shares and the amount of shares owned by each holder.

The deposit of share certificates with the Secretary of the Company or, as the case may be, the delivery of deposit evidence thereof, must be carried out during business hours from the date of publication of the Call to the second business day prior to the holding of the Meeting, at the latest.

The shareholders can be represented in the Meeting, through a representative duly authorized, or by executing a proxy as provided by Article 14-Bis-3 of the Mexican Securities Market Law. In both cases, the Mexican Secretary of the Company must receive the authorization within the aforesaid time frame.

The Office of the Secretary of the Company is located at Gómez Morín 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

San Nicolás de los Garza, N.L., June 12, 2002.

Signed

Leopoldo Marroquín Morales
Secretary of the Board of Directors

HYLSAMEX

PRESS RELEASE

Hylsa, S.A. de C.V. Extends Expiration Date for its Exchange Offer

Monterrey, Mexico, June 14, 2002 — Hylsamex, S.A. de C.V. and its subsidiary Hylsa, S.A. de C.V. ("Hylsa") announced today that Hylsa is extending the expiration date for the exchange offer for its 9 1/4% Notes due 2007 (the "2007 Notes") until 5:00 p.m., New York time, on June 28, 2002. Hylsa is extending the expiration date to allow it to complete the proposed restructuring of its outstanding debt. Hylsa has reached an agreement in principle with the steering committee representing its bank lenders with respect to the restructuring, and has substantially agreed with the lenders on the documentation for the restructured debt. Hylsa continues to make significant progress toward satisfying the conditions precedent for the effectiveness of the restructuring.

The terms of the exchange offer provide that the first interest payment date for the 10 1/2% Notes due 2010 (the "2010 Notes") will be June 15, 2002. Because the 2010 Notes will not be issued as of that date, Hylsa will instead pay accrued and unpaid interest on the closing date of the exchange offer on all 2007 Notes that are tendered and accepted for exchange at the rate of 9 1/4% per annum through June 14, 2002 and at the rate of 10 1/2% per annum from June 15, 2002 through the closing date of the exchange offer. On the closing date of the exchange offer, Hylsa will pay accrued and unpaid interest at the rate of 9 1/4% per annum through March 15, 2002 on all 2007 Notes not tendered for exchange.

In response to inquiries from holders of 2007 Notes that desire to tender 2007 Notes in the exchange offer and receive the exchange payment, Hylsa will again offer the exchange payment for all 2007 Notes tendered prior to the expiration of the exchange offer. Each holder that tenders 2007 Notes at or prior to 5:00 p.m., New York time, on June 28, 2002 will receive a $10 exchange payment for each $1,000 principal amount of 2007 Notes tendered. Holders that previously consented to the proposed amendments and waiver under the indenture governing the 2007 Notes, but did not tender their 2007 Notes, may tender their 2007 Notes at or prior to 5:00 p.m., New York time, on June 28, 2002 and receive the full $10 consent and exchange payment for each $1,000 principal amount of 2007 Notes tendered (rather than the $5 consent payment).

Hylsa has received tenders of approximately $159 million in principal amount of its 2007 Notes in exchange for new 2010 Notes. Hylsa has satisfied the condition that it receive tenders of at least 50% in principal amount of its

outstanding 2007 Notes and the consent of a majority in principal amount of its outstanding 2007 Notes to the proposed amendments to the indenture governing the 2007 Notes and the waiver of past defaults under the indenture. 2007 Notes tendered and consents delivered may not be withdrawn or revoked.

All other terms and conditions to the exchange offer and consent solicitation remain unchanged.

The exchange offer continues to be subject to the consummation by Hylsa of the overall restructuring of its outstanding debt, as well as other customary conditions.

The new notes offered in the exchange offer will not be registered under the Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers in a private transaction, and outside the United States in offshore transactions.

For further information (including requests for offer documentation by eligible offerees), contact the information agent for the Company:

MacKenzie Partners, Inc.
E-mail: proxy@mackenziepartners.com
Phone: 800-322-2885
212-929-5500 (collect)